May 20, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mitchell Austin
Matthew Derby
Lisa Etheredge
Robert Littlepage

Re:	Space Exploration Technologies Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted May 7, 2026
CIK No. 0001181412
Ladies and Gentlemen:
On behalf of our client, Space Exploration Technologies Corp., a Texas corporation (the
“Company”), this letter responds to the comments of the staff of the Securities and Exchange
Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated May
19, 2026 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the
Draft Registration Statement on Form S-1. The Staff’s comments are set forth below, followed by the corresponding responses from the Company. The page references in the Company’s responses correspond to the page numbers of the Registration Statement on Form S-1 (the
“Registration Statement”), which is being filed via EDGAR concurrently with this response.

U.S. Securities and Exchange Commission May 20, 2026 Page 2
Amendment No. 1 to Draft Registration Statement on Form S-1
General
1.Please ensure your disclosure summarizes any known material events and uncertainties related to your AI segment, including material changes to strategy or corporate structure. In this regard, we note that Mr. Musk recently stated that
“xAI was not built right the first time around, so is being rebuilt from the foundations up” and that “xAI will be dissolved as a separate company, so it will just be SpaceXAI, the AI products from SpaceX.” Additionally, we note news reports highlighting the departures of xAI co-founders and other employees, decreases in downloads of the Grok app and Grok user activity, the collaboration with Cursor and the agreement to provide Anthropic with access to all of
COLOSSUS’ compute capacity.
Response:
The Company advises the Staff that it believes the disclosure in the Registration
Statement addresses known material events and uncertainties relating to the Company’s AI segment, and additional disclosure has been made on pages 12, 16, 53, and 54 of the Registration
Statement, including by adding a risk factor addressing that the AI segment is recently formed, continues to be integrated and optimized, and is subject to significant execution, competitive and operational risks, and by adding disclosure regarding the Company’s compute services agreements strategy, which disclosure complements the existing disclosure regarding its coding collaboration.
Glossary of Terms, page iv
2.We note in the revised definition of MAU you provided in response to prior comment 2 that you identify and account for users who “may” access the applicable platforms. Please further revise to clarify whether your definition of MAU includes users who have not registered for an X or Grok account.
Response:
The Company advises the Staff that the definition of “MAU” on pages vi and vii of the
Registration Statement has been revised to indicate that it only includes users who have registered for an X or Grok account.
3.We note your responses to prior comments 8, 16 and 27 concerning Starship and orbital AI compute, including your statements that Starship is the active testing and development phase and expected to commence payload delivery to orbit in the second half of 2026 and that you may potentially begin deploying orbital AI compute satellites in 2028. Please revise your glossary definitions of Starship and

U.S. Securities and Exchange Commission May 20, 2026 Page 3
orbital AI compute to also include the above statements. Additionally, revise your prospectus summary discussion of AI orbital compute on page 2 to clarify when you may potentially begin deploying AI compute satellites.
Response:
The Company advises the Staff that the definitions of “Starship” and “orbital AI compute” on pages ix and vii, respectively, of the Registration Statement have been revised to include the statements referred to in the Staff’s comment. Additionally, the Company has revised page 3 of the Registration Statement to clarify that the Company expects to begin deploying its orbital AI compute satellites as early as 2028.
Prospectus Summary, page 1
4.On page F-62, you disclose that you entered into a cloud services agreement with a third party to provide access to COLOSSUS on May 3, 2026. Recent news articles reported that the agreement is with Anthropic and it allows for Anthropic to use all of COLOSSUS’ compute capacity. Please consider adding a recent developments discussion in your summary to describe this agreement in more detail.
Additionally, where appropriate, please revise to discuss the impacts of this agreement on your own AI models, such as reduced computational resources available to support the training and inference demands of your AI models.
Response:
The Company advises the Staff that the disclosure on pages 13 and 146 of the
Registration Statement has been revised to address the Staff’s comment and to discuss the
Company’s strategy with respect to cloud services agreements.
Overview, page 1
5.Your response to prior comment 2 states that management does not use MAUs as a key business metric to manage the AI business and that the MAU metric was included to convey the size and engagement of your user base as you believe this is useful context for investors in understanding your platform. Further, we note your added disclosure that you track the subset of users who have used Grok’s AI features. As we believe this information would provide additional useful context for investors, please revise here to also disclose the subset of MAUs who have used
Grok’s AI features. Additionally, you state on page 95 that you had 6.3 million active paid subscribers as of March 31, 2026. Please revise to disclose the number of active paid subscribers for your Grok subscription offerings, such as SuperGrok,
SuperGrok Heavy, SuperGrok Lite, and those that subscribe to your X subscription offerings, such as X Premium or Premium+.

U.S. Securities and Exchange Commission May 20, 2026 Page 4
Response:
The Company advises the Staff that the disclosure on pages 2, 84, 133, and 144 of the
Registration Statement has been revised to provide the subset of MAUs who have used Grok’s
AI features, and that the disclosure on page 96 of the Registration Statement has been revised to provide the number of active paid subscribers for Grok subscription offerings and X subscription offerings.
Who We Are, page 4
6.Your response to prior comment 5 appears to indicate that anticipated timelines, milestones and capital expenditures for your Terafab project have not yet been determined. Please revise here to state this to provide material context to your existing disclosure.
Response:
The Company advises the Staff that the disclosure on pages 6, 9, 153, 154, and 169 of the
Registration Statement has been revised to address the Staff’s comment.
Recent Developments: Collaboration with Cursor, page 12
7.Please revise to disclose here both the predetermined purchase price and combined fees under the option and compute agreements.
Response:
The Company advises the Staff that the disclosure on page 13 of the Registration
Statement has been revised to address the Staff’s comment.
Risk Factors
Our bylaws place restrictions on the forum, venue and procedures for legal actions..., page
59
8.We note that your bylaws that will be effective upon the completion of this offering now state that the Texas Business Court will be the exclusive forum for any action based on federal securities laws. Accordingly, it appears that the exclusive forum provision is intended to apply to actions arising under the Securities Act and
Exchange Act. Please be advised that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is intended to apply to

U.S. Securities and Exchange Commission May 20, 2026 Page 5
Securities Act and Exchange Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision because of the above and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To the extent you believe the exclusive forum provision will not apply to Securities Act or Exchange Act claims, or any direct action to enforce rights under the Exchange Act or Securities
Act, please state this.
Response:
The Company advises the Staff that the disclosure in this risk factor on pages 61 and 62 of the Registration Statement has been revised to address the Staff’s comment.
9.This risk factor discusses Other Disputes as well as various arbitration procedures.
Please revise to ensure you define Other Disputes upon first use and to include a summary of the mandatory arbitration provision found in Section 10.2(b) of the bylaws that will be in effect upon the completion of this offering.
Response:
The Company advises the Staff that the disclosure in this risk factor on pages 61 and 62 of the Registration Statement has been revised to define “Other Dispute” and include a summary of the mandatory arbitration provision in the Company’s bylaws.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consumer and Enterprise Applications, page 82
10.We note your response to prior comment 17 stating that management does not use any metrics related to subscribers, conversion of users to subscribers or revenue per subscriber/customer to manage the AI business. We also note your disclosure here that a growing portion of your users are paying subscribers. Please revise to disclose a metric that provides additional numerical context for the statement that your percentage of users who are paying subscribers is growing.
Response:
The Company advises the Staff that the disclosure on pages 84 and 144 of the
Registration Statement has been revised to remove the statement referenced in the Staff’s comment.

U.S. Securities and Exchange Commission May 20, 2026 Page 6
Components of Results of Operations
AI, page 98
11.Please revise to clarify if the $8.5 billion deferred services fee to Cursor would be recorded as a one-time AI segment expense regardless of whether you exercise the option to acquire Cursor. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response:
The Company advises the Staff that the disclosure on page 101 of the Registration
Statement has been revised to clarify the potential impact of the fees related to the deferred services fee with Cursor on our AI segment R&D and SG&A expenses.
Comparison of the Years Ended December 31, 2025 and 2024, page 105
12.We note your response to prior comment 20. For all periods presented, please revise to address the underlying reasons for changes in your provision for (benefit from) income taxes. For example, it is unclear why you recognized a substantial valuation allowance during 2025 but released a partial valuation allowance against net deferred tax assets in 2024.
Response:
The Company advises the Staff that the disclosure on pages 109 and 114 of the
Registration Statement has been revised to provide further details on the underlying reasons for changes in the provision for (benefit from) income taxes for all periods presented.
Business
AI, page 165
13.We note your disclosure that you seek to grow X monetization and that your AI segment has two sources of revenue, Advertising and AI Solutions and
Infrastructure. To the extent material to investors’ understanding of the elements of your advertising revenue, please revise to discuss any user engagement metrics or other data utilized by the company or provided to potential advertisers to determine advertising rates or fees paid, including how Grok API access is incorporated into those advertising rates.
Response:
The Company has revised the disclosure on page 168 of the Registration Statement to provide that advertising rates on X are determined using an auction process where advertisers bid to have their ads shown to the audience they are targeting, except for certain reserved inventory, which is sold on a fixed price basis. Advertisers are provided several engagement metrics,

U.S. Securities and Exchange Commission May 20, 2026 Page 7
including: the number of impressions, price per ad, clicks, and conversions.  The Company advises the Staff that the Company’s advertising rates are determined using a variety of inputs, the most significant of which is the use of an auction process; and the Company believes that
Grok API access is not a material factor in determining advertising rates.
Connectivity, page 170
14.We note your response to prior comment 28. We further note that your Gen2 service “requires a license transfer, a constellation license, and spectrum usage approvals” and that you expect to receive “applicable U.S. authorizations in the second or third quarter of 2026,” while the EchoStar spectrum transaction is not expected to close until approximately November 30, 2027. Please revise to clarify whether the Q2/Q3 2026 authorizations are sufficient to commence commercial
Gen2 service in the United States. In addition, revise to address the status of ITU coordination and timeline for your V2 Mobile satellite constellation, and its potential impact on your ability to operate the V2 Mobile constellation on your anticipated schedule. Finally, revise to address the regulatory approval status for
Starlink Mobile Gen1 and Gen2 services in the major markets or regions you operate, including whether Gen2 applications have been filed, the expected timeline for approval and whether any major market has denied or is likely to deny authorization.
Response:
The Company advises the Staff that the disclosure on pages 45, 46, and 167 of the
Registration Statement has been revised to address the Staff’s comment.
Our Solutions & Services, page 175
15.Please revise your disclosures on page 179 to explain that while your Falcon 9 boosters may be qualified for up to 40 flights, you assume a maximum useful life of
25 flights for depreciation purposes, based upon forecasted utilization. Please further explain, as you do in your response to prior comment 40, the factors considered in determining forecasted utilization (such as customer acceptance limits that prohibit the use of vehicles that have flown more than a certain number of launches and the strategic shift to Starship).
Response:
The Company advises the Staff that the disclosure on page 181 of the Registration
Statement has been revised to address the Staff’s comment.

U.S. Securities and Exchange Commission May 20, 2026 Page 8
Infrastructure and Facilities, page 199
16.We note your response to prior comment 42. Please revise your discussion on page
204 (and elsewhere as appropriate) to disclose how your lease arrangements with government entities are different from typical commercial arrangements with respect to capital improvements and the installation of real property that will continue to have benefits after the end of the lease.
Response:
The Company advises the Staff that the disclosure on pages 207 and 225 of the
Registration Statement has been revised to address the Staff’s comment.
Certain Relationships and Related Person Transactions
Transactions with Valor Equity Partners and Affiliated Entities, page 241
17.On page F-62, you disclose that you entered into a five-year equipment lease agreement with Valor for certain AI infrastructure hardware for total undiscounted lease payments of $6,587 million. Please ensure you discuss this transaction here or advise.
Response:
The Company advises the Staff that the disclosure on page 244 of the Registration
Statement has been revised to address the Staff’s comment.
Description of Capital Stock
Exclusive Forum and Venue and Arbitration, Jury Trial Waiver, page 251
18.Section 10.2(a) of your bylaws states that certain disputes will be subject to mandatory arbitration “[t]o the extent a court of competent jurisdiction determines in a final and unappealable judgment that an Internal Dispute is not subject to the sole and exclusive venue and forum or jurisdiction of the Business Court.” Please revise your prospectus to describe how you expect this provision to work. Include a discussion of whether an investor would have to first obtain such a judgment prior to proceeding to arbitration for claims – such as Exchange Act claims – where federal law grants exclusive jurisdiction to the federal courts.
Response:
The Company advises the Staff that the disclosure on pages 61 and 62 of the Registration
Statement has been revised to address the Staff’s comment.

U.S. Securities and Exchange Commission May 20, 2026 Page 9
19.We note the revisions made in response to prior comment 36. Section 10.2(g)(i) of your bylaws states that “[i]f more than three claims arising from the same or similar conduct, transaction, or occurrence are submitted to arbitration pursuant to this Section 10.2 within any three-year period, all but the first-filed claim shall be stayed pending final resolution of that first-filed claim.” Please revise your prospectus to describe how the final resolution of the first-filed claim will impact the claims that were stayed. For example, clarify whether the decision in the first-
filed claim will then also apply to the stayed claims or whether the stayed claims will then be allowed to proceed to their own separate arbitration proceedings.
Response:
The Company advises the Staff that in response to this comment, it has made a clarifying revision to its bylaws, which is reflected in Section 10.2(g)(i) of the Amended and Restated
Bylaws, which is filed as Exhibit 3.2 to the Registration Statement. The revision specifies that, following resolution of the first-filed claim, all parties subject to a stayed proceeding are required to discuss in good faith the resolution of the claim with the benefit of the result of the first-filed claim. If, after a 90-day period, the parties are unable to resolve the claim, the arbitration may proceed at the request of either party.
Audited Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8
20.We note your response to prior comment 38 and your disclosure beginning on page
F-56. Please revise to disclose the amount of related party property, plant, and equipment purchases on the face of your cash flow statements for all periods presented.
Response:
The Company advises the Staff that the disclosure on pages F-8 and F-67 of the
Registration Statement has been revised to disclose the amount of related party property, plant, and equipment purchases on the face of the cash flow statements for all periods presented.
Note 2 - Summary of Significant Accounting Policies
Property, Plant, and Equipment, net, page F-13
21.Please revise your disclosure at the top of page F-14 to clarify that capitalized satellite launch costs incurred by the Space segment include the value of consumed flight vehicle hardware, consistent with your response to prior comment 41.

U.S. Securities and Exchange Commission May 20, 2026 Page 10
Response:
The Company advises the Staff that the disclosure on page F-14 of the Registration
Statement has been revised to clarify that capitalized satellite launch costs incurred by the Space segment include the value of consumed flight vehicle hardware.
Note 3 - Revenue, page F-22
22.We note your response to prior comment 54. Please revise your disclosure on page
F-22 to clarify that enterprise & government revenues within the Connectivity segment include revenues from Starlink Mobile service offerings.
Response:
The Company advises the Staff that the disclosure on pages F-22 and F-71 of the
Registration Statement has been revised to clarify that enterprise and government revenues within the Connectivity segment include revenues from Starlink Mobile service offerings.
Note 19 - Segments, page F-57
23.We note your response to prior comment 55 and your disclosure on page 90. You indicate that the CODM receives and reviews segment forecasts, including forecasted capital expenditures by segment. Further, you state that these forecasts comprise part of the information used to assess overall performance and make resource allocation decisions. Please refer to ASC 280-10-50-25(b) and revise your segment footnote to disclose actual capital expenditures by segment for each period presented.
Response:
The Company advises the Staff that the disclosure on pages F-57, F-58, F-94, and F-95 of the Registration Statement has been revised to disclose capital expenditures by segment for each period presented.
Unaudited Consolidated Financial Statements
Note 6 - Intangible Assets and Goodwill, page F-73
24.We note your response to prior comment 49 in which you indicate that the AI segment has two reporting units. As mentioned in comment 1 above, we also note recent statements made by Mr. Musk and news reports about changes to the AI segment. To the extent that one of the reporting units within the AI segment includes assets associated with the former xAI business, please tell us how you considered the need to perform an interim goodwill impairment assessment for that

U.S. Securities and Exchange Commission May 20, 2026 Page 11
reporting unit as of March 31, 2026. Your response should also tell us how you considered the need to perform impairment testing as of March 31, 2026 for any other long-lived assets and intangible assets associated with the former xAI business. Refer to ASC 350-20-35-30, 350-40-35-1, and 360-10-35-21.
Response:
The Company acknowledges the Staff’s comment and notes that the AI segment has two reporting units: X reporting unit which is comprised of the former X business; and xAI reporting unit which is comprised of the former xAI business (excluding former X business). Substantially all of the goodwill attributable to the Company's AI segment is attributable to the X reporting unit. For the period ended March 31, 2026, the Company assessed if there are any events or circumstances that could more likely than not reduce the fair value of the X and xAI reporting units in the AI segment below its carrying amount. As clarified on pages 12, 16, 53, and 54 of the
Registration Statement, although there could be certain risks with an acquisition and integration of an early stage company such as xAI, no triggering events have occurred during the three months ended March 31, 2026 that indicated the carrying value of the xAI reporting unit exceeded its fair value. Long-lived assets and intangible assets associated with the former xAI business, which consist primarily of property, plant, and equipment and leases, did not experience material events or changes in circumstances indicating that their carrying amount may not be recoverable as of March 31, 2026. The Company also advises the Staff that the
Company does not have any material capitalized internal-use software costs related to the xAI reporting unit.
Note 20 - Subsequent Events, page F-96
25.Please revise to address the following:
•Disclose the material terms of your May 2026 cloud services agreement to provide access to COLOSSUS, including material rights and obligations, contract duration, contract value, and payment terms.
•Describe the material terms of your agreement for the purchase of gas turbines and clarify the significance of this purchase to your business.
Response:
The Company advises the Staff that the disclosure on pages F-61, F-62, and F-96 of the
Registration Statement has been revised to provide additional details related to the cloud services agreements and the agreement for the purchase of gas turbines that existed as of May 7, 2026, the date the consolidated financial statements were available to be issued. In addition, the Company advises the Staff that the Company has provided additional details related to such cloud services agreements that existed through May 20, 2026 on pages 13 and 146.

U.S. Securities and Exchange Commission May 20, 2026 Page 12
*    *    *    *

U.S. Securities and Exchange Commission May 20, 2026 Page 13
Should you have any questions concerning this letter, please do not hesitate to contact the undersigned at (346) 718-6602 or hholmes@gibsondunn.com.
Very truly yours,
/s/ Hillary H. Holmes
Hillary H. Holmes
GIBSON, DUNN & CRUTCHER LLP

cc:	Bret Johnsen, Chief Financial Officer, Space Exploration Technologies Corp.
Courtney Zeppetella, Vice President, Corporate Controller, Space Exploration Technologies Corp.
Michael Smith, Senior Director, Legal, Space Exploration Technologies Corp.
Harrison Tucker, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP